

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 25, 2009

<u>Via U.S. Mail</u>

Mr. Gino M. Pereira
Chief Executive Officer
Technest Holdings, Inc.
10411 Motor City Drive, Suite 650
Bethesda, MD   20817

      RE: Technest Holdings, Inc.
             Form 10-KSB for fiscal year ended June 30, 2008
             Filed October 2, 2008
             File No. 0-27023

Dear Mr. Pereira:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                Sincerely,

                                Kevin L. Vaughn
                                Accounting Branch Chief